

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

November 16, 2006

By Facsimile and U.S. Mail

Sherrill W. Hudson
Chief Executive Officer
TECO Energy, Inc.
702 N. Franklin Street
Tampa, Florida 33602

> **Re: TECO Energy, Inc.**
> **Form 10-K fiscal year end December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **Filed November 6, 2006**
> **File No. 001-08180**
>
> **Tampa Electric Company**
> **Form 10-K fiscal year end December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **Filed November 6, 2006**
> **File No. 001-05007**

Dear Mr. Hudson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

TECO Energy, Inc.

Form 10-K December 31, 2005

Synthetic Fuel, page 39

1.   Please explain in detail how your synthetic fuel sale transactions were structured. We assume you are still consolidating the entities and reflecting the appropriate minority interest. Also, please discuss any guarantees you may have provided to the purchasers with respect to the tax credits. Please be detailed in your response. Furthermore, given the tax credit expiration issue, and your apparent focus on such operations, please discuss if your chief operating decision maker considered presenting the synthetic fuel operations as a separate reportable segment. We also note in your Form 10Q for the September 30, 2006 period that synthetic fuel production was idled. Considering this fact, and the tax credit expiration in 2007, please discuss any impairment testing conducted to date. If an impairment test has been conducted, please provide the detailed analysis to us for our review.

Liquidity, Capital Resources, page 53

2.   We note your cash flows from discontinued operations are not separately identified in your cash flows statement. In future filings please discuss in the Liquidity, Capital Resources section of your MD&A how cash flows from discontinued operations are reflected in your cash flows statements, and, if material, quantify those cash flows. Additionally, describe how management expects the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company's future liquidity and capital resources.

Capital Investments, page 58

3.   We note your disclosure in the last paragraph explaining that the $21 million for river barges is not included in TECO Transport Capital Investments and is expected to be treated as an operating lease. Further we note the chart of contractual cash obligations at December 31, 2005, on page 57 and related footnote 2 indicating the $21 million is excluded from operating leases and purchase obligations/commitments as well. Please explain why you exclude the river boat charges from the chart on page 57.

Critical Accounting Policies

Equity Investments, page 62

4.   Please explain to us the extent of your consideration of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In future filings, to the extent you consider EITF 03-1, please make reference to it in your disclosure.

Employee Postretirement Benefits, page 63

5.   In paragraph two we note your sensitivity analysis in regards to changes in your discount rate assumptions. Please explain to us why you used a 0.75% increase and a(n) 0.85% decrease as opposed to using a the same rate for both an increase and decrease in the rate.

Consolidated Statement of Income, page 82

Other Operations

6.   We note the line item other operations accounts for approximately 25% of operating expenses. Please explain to us and disclose in future filings, when material, the amounts which are included in this line-item.

Note 1 – Significant Accounting Policies

Purchased Power, page 89

7.   We note your disclosure that Tampa Electric engages in power purchases with HPP and has full entitlement to the output of the CT2B unit at all times. Please explain to us the impact if any, FIN 46R and EITF 01-8 has on the power purchase agreement.

Regulatory Assets and Liabilities, page 96

8.   If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, explain supplementally why you believe they are probable of recovery in the future. Refer to the requirements of paragraph 20 of SFAS 71. .

Note 12 – Commitments and Contingencies

Long-term Commitments, page 115

9.   In regards to the sale-leaseback transaction involving barges and towboats please
        explain to us how you concluded the arrangement was an operating lease as
        opposed to a capital lease. Also, tell us whether you have leased back a minor
        portion of the asset, more than a minor portion or all use of the asset. Further,
        please tell us if as a result of the sale there were any gains or losses. If so, please
        explain how you accounted for such gain or loss. See SFAS no. 13 paragraphs
        32-34.

Form 10-Q September 30, 2006

Item 2 – Management's Discussion & Analysis

Operating Results, page 38

10.   Please explain the dollar impact of the 39% reduction in synthetic fuel- related
        benefits. Based on the text net income increased $23.1 million in 2006 from
        production of synthetic fuel compared to $68.5 million in 2005, evidence of a
        decrease of $45.4 million. The discussion here should enable the reader to
        understand why net income for the nine months ended September 30, 2006,
        decreased $25.1 million or 13% as indicated in the earnings summary table
        preceding your discussion. Please quantify each variable amount that makes up
        the decrease. In future filings please include qualitative and quantitative
        considerations for each specific underlying reason.   See Regulation S-K Item
        303(a)(3).

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses
to our comments. Please file your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Robert Babula, Review Staff Accountant (202) 551- 3339 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief